December 18, 2024

Kit Wong
Chief Executive Officer
Charming Medical Limited
Units 1803-1806, 18/F, Hang Lung Centre
2-20 Paterson Street, Causeway Bay, Hong Kong

       Re: Charming Medical Limited
           Draft Registration Statement on Form F-1
           Submitted November 21, 2024
           CIK No. 0002035992
Dear Kit Wong:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
Cover Page

1. We note your disclosure here and elsewhere throughout that you "may be deemed to be a 'controlled company' within the meaning of the Nasdaq listing rules." We contrast these statements with your disclosure on pages 16, 108 and elsewhere that you are, and following this offering will continue to be, a "controlled company." Please revise throughout to reconcile your statements in this regard. If you will be a controlled company, disclose on the cover page the corporate governance exemptions available to a controlled company and whether you intend to rely on any exemptions from the corporate governance requirements.
 December 18, 2024
Page 2
Prospectus Summary
Overview, page 1

2. Please revise to explain what you mean when you say that your Operating Subsidiaries in Hong Kong offer a wide range of "TCM-inspired" therapies
and
       products.
3. Please balance your disclosure of fiscal year 2024 and 2023 revenues with corresponding disclosure of fiscal year 2024 and 2023 net income and loss.
Risk Factors Summary, page 5

4. Please revise this section and the Risk Factors section so that the Risks Relating to
       Doing Business in Hong Kong appear first.
Risk Factors
We incurred net losses during the fiscal year ended March 31, 2023 and may experience losses in the future..., page 28

5. We note your disclosure that your auditor, WWC, P.C., has "raised doubt about [your]
       ability to continue as a going concern." Please revise your disclosure throughout your prospectus as follows:
           Revise the summary risks, as well as the heading and narrative disclosure in this risk factor, to reference the explanatory paragraph in your
auditor   s
           report covering the financial statements for the fiscal years ending March 31,
           2024 and 2023 expressing "substantial doubt" about your ability to continue as a going concern. Include narrative discussion regarding your operating losses, negative cash flows from operating activities, and working capital deficits.
           If true, revise the summary risks and this risk factor to disclose that your ability to continue as a going concern beyond a certain point in time, which should be identified as applicable, is contingent upon obtaining funding from sales of your securities in this offering.
           Discuss the auditor's going concern opinion in the Liquidity and Capital
           Resources discussion in your MD&A, addressing your financial condition, the uncertainties you face, such as your need to obtain additional financing, and the consequences for your business if you are unable to obtain additional financing.

As a company incorporated in the BVI, we are permitted to adopt certain BVI practices..., page 43

6. We refer to your statement that you do not plan to rely on home country practices with respect to your corporate governance after completion of this Offering. We note that this statement, as well as a similar statement on page 108, appears to conflict with your disclosure on page 51 that you "plan to rely on some home country practices"
       after completion of this Offering. Please clarify whether you will follow home country practices and if so, clarify in the summary, and elsewhere in the prospectus as appropriate, the specific home country practices you will elect to follow.
 December 18, 2024
Page 3
There can be no assurance that we will not be deemed a passive foreign investment company..., page 52

7. In this risk factor, disclose as you have on page 123 that you do not intend to prepare or provide annual PFIC information that would enable investors to take a qualified
       electing fund (   QEF   ) election that could mitigate the adverse U.S.
federal income tax
       consequences should you be classified as a PFIC.
Use of Proceeds, page 55

8. We note your disclosure that you intend to use portions of the proceeds of this offering to (i) expand business and geographic coverage, (ii) acquire health screening centers (iii) develop virtual consultations and live tutorials and sessions, and (iv) for general working capital and corporate purposes. Here, in the Prospectus Summary and in Business as appropriate:
           Please revise to provide more meaningful and specific disclosure regarding each of the intended use of proceeds, to the extent known. For instance, clarify what you mean by "expanding business and geographic coverage" and describe the nature of and quantify the screening centers or consultations and tutorials you hope to acquire or develop.
           Explain what the receipt of the estimated amounts of net proceeds would enable you to accomplish with respect to your business plans (i.e., specify how far in the development of each of the identified projects you expect to reach with the proceeds from this Offering).
           We note your disclosure on page 52 that you plan to have a "small public offering." Please disclose the total estimated cost of each of the specified purposes for which net proceeds are intended to be used, and if any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts of such other funds needed for each such specified purposes and the sources thereof. Refer to Instruction 3 to Item 504 of Regulation S-K.
           To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used for general corporate purposes. If any material part of the proceeds is to be used to discharge indebtedness such as your bank borrowings, state as such and set forth the interest rate and maturity of such indebtedness, or otherwise advise. Refer to Item 504 of
           Regulation S-K.

       Please note that your revisions throughout the prospectus discussing your future business plans and growth strategies, such as the estimated use of proceeds or the development of your expansion plans, should discuss specific actions you will take and expenditures you will make in order to achieve your stated business objectives.
       Such discussion should be balanced with a brief discussion of the material steps involved, identification of the stage you are currently in and key tasks that remain to be completed, the expected time frame for implementation, and any anticipated obstacles involved before you can commence your plans.
 December 18, 2024
Page 4
Critical Accounting Policies, Judgments and Estimates, page 61

9.     Please revise the discussion of    accounts receivable, net    to
clarify the circumstances
       when credit card payments are settled within one to three months, as opposed to within a few days.
Results of Operations, page 66

10. We note that you have identified multiple factors contributing to the increase in
       Beauty, Wellness and Postpartum services. To the extent material, please quantify the impact of each factor separately.
11. You attribute the 68% increase in sales for beauty, wellness and postpartum services
       to an increase in the number of customers    from average of 1,622 for
the fiscal year
       ended March 31, 2023 to average of 1,738 for the year ended March 31,
2024.    Please
       clarify what is meant by    average    in this context. Also, if this
represents a 7%
       increase in the number of customers, please clarify the impact of prices, average number of services per client, or other factors contributing to the increase in sales.
Operating cost and expenses, page 67

12. Quantify the impact of the various reasons given for the change in staff costs and employee benefits. Also, please clarify why staff costs and employee benefits decreased while sales increased 70%. Clarify the accounting and significant terms of commissions paid to operating personnel, including when they are accrued and paid.
Industry, page 74

13. We note your disclosure that you commissioned the independent preparation of an industry report by Frost & Sullivan in connection with this offering. In this regard:
           Please revise to clarify the date of this research report.
           We note your statement that investors are cautioned not to place undue reliance on the marked and industry data included in the prospectus. Please revise to remove any implication that investors are not entitled to rely on the disclosure in your registration statement.
Growth Drivers in the Related Industries
Growth Drivers in the TCM Women's Health Market, page 76

14.    We note your disclosure that a nationwide survey on women   s health
revealed that
       60% of the female population is affected by    cold womb,    and that
growing demand
       for natural solutions to manage this condition drives interest in TCM wellness treatments and therapies. Please revise here to explain the term "cold womb" at first use.
Growth Drivers in the TCM Beauty Market in Hong Kong, page 77

15. We note your disclosure that "strict regulations on the safety of the beauty regulations, especially for beauty qualifications in Hong Kong also increase the credibility of
       TCM beauty services, and help the market expand," and that "the natural advantages
       of TCM beauty, combined with Hong Kong   s stringent industry standards
for beauty
       qualifications, have jointly propelled the market   s rapid growth."
These statements
 December 18, 2024
Page 5

      appear to conflict with statements on pages 5, 24 and 91 that "the relative lack of stringent laws and regulations specifically governing qualifications and practices in the beauty services sector in Hong Kong, particularly for the TCM-inspired beauty and wellness industry, creates challenges for [you] in maintaining consistent service quality." Please reconcile your disclosure or otherwise advise.
16. Please revise to disclose the basis for the following statement on page 78: "Women prefer beauty products made from natural sources, and TCM beauty fits this trend perfectly."
Future Trends in the Women's TCM Health Market in Hong Kong, page 78

17. We note your disclosure that "studies have shown that a significant portion of women prefer TCM practices for their focus on overall wellness." Please revise to disclose the details of such studies, if material (e.g., study sponsor, study topic(s), number of participants). Additionally, revise to quantify the "significant portion" of women that prefer TCM practices.
Our Competitive Strength, page 81

18. We note your statements here and throughout the prospectus discussing your leadership in your field and the competitive position of your products and services.
      For example, you state that:
          the expertise of your professional TCM practitioners has earned Beauty Lab a strong reputation and competitive advantage in the market;
          all of your therapies and products undergo strict quality control, including training service providers and selecting third-party product suppliers to ensure safety and efficacy;
          you provide "cutting-edge wellness and beauty solutions" and continually adopt the latest industry knowledge to ensure that Beauty Lab "remains at the forefront of the industry."

      Please revise your disclosure here and throughout to provide the basis for any statements, including any relevant metrics, regarding your competitive position and comparisons between your products and services and those of your competitors. Refer to Item 4.B.7. of Form 20-F.
19. We note your reference to certain professional certifications, training and memberships held by your TCM practitioners. Please briefly disclose the context surrounding such professional qualifications, including the relevance and criteria for each so that investors understand their significance. For example, disclose whether the certifications referenced are required or preferred in order for your practitioners to provide your products and services.
Our Growth Strategies, page 82

20. Here and elsewhere throughout the registration statement, please revise all statements inappropriately drafted in the present tense, qualify conclusory "will" statements to clarify those aspects of your business plan and strategy that are currently aspirational, and clearly indicate when you are stating management's beliefs. For instance, please
 December 18, 2024
Page 6

       note the following non-exhaustive examples:
           "To maximize our organic visibility, we will consistently optimize our website and content to enhance search engine rankings, thereby increasing our online visibility and reach."
           "These strategies will enable us to efficiently acquire new customers and achieve sustainable revenue growth in line with our business objectives." "Additionally, we will leverage e-commerce platforms to expand global sales
           channels and enhance brand recognition in international markets;" "Additionally, partnering with research institutions or universities to drive
           technological research and innovation will enhance product competitiveness and market appeal;"
           "Continuous technological innovation will enable us to meet
customers    demands
           for high -quality beauty products and services."
           "We continuously optimize and improve our services through regular collection and analysis of customer feedback, ensuring customer satisfaction and loyalty."
Intellectual Property, page 93

21.    Please clarify which of your products are covered by the the Exclusive
Patent
       Licensing Agreement and disclose the term of the agreement.
Awards and Recognitions, page 94

22. We note your reference to certain awards in respect of your business in the table on page 94. Please either briefly disclose the context surrounding such awards, including the criteria for selection for each award so that investors understand the significance of the award, or otherwise remove references to these awards in all places in which they appear.
Insurance, page 95

23. Consistent with your disclosure on page 28, please revise this section to disclose that you do not carry product liability insurance, or otherwise advise. Management, page 103

24. Based on your Management disclosures beginning on page 103, we note that your executive officers appear to have outside management or other positions or memberships with other companies or organizations, and may allocate time to these other companies or organizations. Please revise your disclosure as follows:
           Revise the biographical information for Ms. Kit Wong and Ms. Ching
Man
           Cheung to disclose what type of business Smooth is and what the acronym
           "HKICPA" stands for, respectively.
           Include an appropriately captioned risk factor to discuss, if true, that certain executive officers serve in their positions on a part-time basis and/or otherwise clarify the number of hours they have agreed to dedicate to the business affairs of your company. To the extent material, please also identify and describe any potential conflicts of interest that exist, or may exist, as a result of your executive
 December 18, 2024
Page 7

          officers' outside business relationships.
25. Please revise the disclosure pertaining to independent director nominee Shu Tai
       Victor Yu to clearly indicate his business experience for the past five years, as required by Item 401(e) of Regulation S-K. In this regard, we note that the description of his principal occupations and employment are not disclosed beyond 2012. In addition, for each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of the registrant's business and structure.
Employment Agreements and Director Offer Letters, page 105

26. We note your disclosure on page 25 that your senior management and key employees have entered into employment agreements with you. We also note that you intend to file a form of employment agreement as Exhibit 10.1 to this registration statement. In this regard:
           Please revise this section to disclose the existence of any material employment agreements with your executive officers, as applicable, or otherwise advise.
           Tell us whether employment agreements with your executive officers are required to be publicly filed in your home country, or have otherwise been publicly disclosed. Refer to Item 601(b)(10)(iii)(C)(5) of Regulation S-K. If applicable, please update your exhibit index to include the employment contracts required by
            Item 601(b)(10) of Regulation S-K, as contemplated by Item 8 of Form F-1, rather than a "form of" agreement.
Related Party Transactions, page 110

27. We note your statement here that as of the date of this prospectus, US$724,855 was settled from the $885,056 amount due as of March 31, 2024 from your CEO, Ms.
       Wong, and "the remaining balance is expected to be repaid before listing of the
       Company." This statement appears to conflict with your statement on page 69 that the balance of US$885,056 as of March 31, 2024 has been fully repaid. Please revise to reconcile your disclosure as appropriate. With reference to Section 402 of the
       Sarbanes-Oxley Act of 2002, please tell us whether you plan to settle this obligation prior to publicly filing a Form F-1 with the Commission.
Notes to the Consolidated Financial Statements
2. Significant Accounting Policies and Practices - Revenue Recognition, page
F-15

28. You stated that the revenue from providing Beauty, Wellness and Postpartum services is recognized net of any discounts, promotional and rebates. Please clarify whether such variable considerations are material. If they are, disclose how you estimate the amount of these considerations in accordance with ASC 606-10-32.
29. To comply with ASC 606-10-50-8(b), please disclose the revenue amounts recognized each period that were included in the contract liability balance at the beginning of the period.
 December 18, 2024
Page 8
10. Related Party Balances and Transactions, page F-26

30. Please clarify the nature of inventories and consumables and explain how their purchase and the receipt of service fee resulted in an amount due from a director.
31. Please tell us whether the amount due from a director has been or will be paid in cash or through a dividend and describe your consideration of SAB Topics 4:E and 4:G in determining the classification of the amount due from a shareholder as an asset, rather than contra-equity.
General

32. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

       Please contact Christie Wong at 202-551-3684 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Lauren Sprague Hamill at 303-844-1008 or Chris Edwards at 202-
551-6761 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Jason Ye